Exhibit 99.2

Extraordinary General Meeting of Scinai Immunotherapeutics Ltd. Date: August 12, 2024 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only Agenda 1. To approve amendments to the Company’s articles of association to authorize the creation of preferred shares, no par value per share, of the Company (“Preferred Shares”), and to approve the issuance of Preferred Shares in connection with a debt-to-equity conversion transaction with the European Investment Bank (the “EIB Transaction”), all subject to the consummation of the EIB Transaction. 2. To approve a grant of 17,909 restricted share units to Amir Reichman, Chief Executive Officer of the Company, as Mr. Reichman’s long-term incentive grant award for 2023. By executing this proxy card you will be deemed to confirm that you are NOT a Controlling Shareholder and do NOT have a Personal Interest (as such terms are defined in the Proxy Statement) in the approval of Proposal 2. If you are a Controlling Shareholder or have a Personal Interest (in which case your vote will count only for or against the ordinary majority, and not for or against the Special Majority, required for approval of Proposal 2), please notify the Company as described on the reverse side of this proxy card. For Against Abstain Extraordinary General Meeting of Scinai Immunotherapeutics Ltd. to be held August 12, 2024 For Holders as of July 3, 2024 Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. Please separate carefully at the perforation and return just this portion in the envelope provided. All votes must be received prior to 5:00 p.m. EST on August 6, 2024. PROXY TABULATOR FOR SCINAI IMMUNOTHERPEUTICS LTD. P.O. BOX 8016 CARY, NC 27512-9903 Copyright © 2024 Mediant Communications Inc. All Rights Reserved Authorized Signatures - This section must be completed for your instructions to be executed. EVENT CLIENT Please Date Above Please Sign Here

Scinai Immunotherpeutics Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 p.m. EST on August 6, 2024) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Scinai Immunotherpeutics Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on July 3, 2024 at the Extraordinary General Meeting of the Shareholders of Scinai Immunotherpeutics Ltd. to be held on August 12, 2024 at 11:00 a.m. (Israeli time), in the offices of Goldfarb, Gross, Seligman & Co., One Azrieli Center, Tel Aviv 6701101, Israel or any postponement or adjournment thereof in respect of the resolutions specified on the reverse. NOTE: 1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. 3. Scinai Immunotherpeutics Ltd.’s 2024 Extraordinary General Meeting will be held on August 12, 2024. The Proxy Statement are available for viewing on Scinai Immunotherpeutics Ltd.’s website as follows: https://www.scinai.com/proxystatement 4. Important Note: By executing this proxy card on the reverse side, the undersigned shareholder will be deemed to confirm that such shareholder is NOT a Controlling Shareholder and does NOT have a Personal Interest (as such terms are defined in the Proxy Statement) in the approval of Proposal 2. If you are a Controlling Shareholder or have a Personal Interest (in which case your vote will count only for or against the ordinary majority, and not for or against the Special Majority, required for approval of Proposal 2), please notify the Company’s Chief Financial Officer at uri.benor@scinai.com or by mail to the Company’s offices, c/o Mr. Uri Ben-Or, at Scinai Immunotherapeutics Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001. If your shares are held in “street name” by your broker, bank or other nominee and you are a Controlling Shareholder or have a Personal Interest, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence. (Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR SCINAI IMMUNOTHERPEUTICS LTD. P.O. Box 8016 CARY, NC 27512-9903